KUTAK ROCK LLP
SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON WICHITA

October 6, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc.
Registration Statement on Form S-1
File No. 333-137207

Dear Ms. Jacobs:

On behalf of SAN Holdings, Inc. (the “Company”), we are filing herewith Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”) and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2006 (the “June 2006 Amended Quarterly Report”). Below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in its letter dated September 28, 2006 (the “Comment Letter”), relating to, among other things, (a) the Company’s Registration Statement; (b) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report”); and (c) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006. For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with the Company’s response to each comment directly following the Staff’s comment from the Comment Letter. Simultaneous with this filing, we have mailed to your attention five copies (both clean and marked) of the Registration Statement and the June 2006 Amended Quarterly Report. Capitalized terms used but not defined herein have the respective meanings set forth in the Registration Statement.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

Registration Statement

General

1. Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response. The following is a description of the Company’s basis for determining that the resale of certain securities issued in the 2006 private placement transaction is appropriately a secondary offering and not a primary offering on behalf of the Company. In this regard, we note, initially, that Rule 415 does not contain any number or percentage test over which it would not be available. In addition, we note that the presumptive underwriter doctrine is no longer applied with respect to offerings and that whether a purchaser should be deemed an underwriter in making resales is a facts and circumstances test and not a percentage test. See SEC Release No. 33-6383; SEC Telephone Interpretations [Presumptive Underwriters] paragraph 4005 (July 1997); American Council of Life Insurance (SEC No-Action Letter) (May 10, 1983) (the applicability of Section 2(11) of the Securities Act of 1933, as amended, requires an examination of all the facts and circumstances surrounding a particular transaction). We also note that the Company does not purport to offer securities itself and the selling stockholders do not include any parent or subsidiary of the Company.

The transaction documents that were executed in connection with the 2006 private placement transaction (all of which were filed as exhibits to the Company’s periodic reports filed under the Securities Exchange Act of 1934, as amended) included, among others, a securities purchase agreement, a registration rights agreement, a certificate of designations for the series A preferred stock and the forms of stock certificates for the preferred stock and the warrants. Selling stockholders were also required to complete a selling stockholder questionnaire making various representations, warranties and certifications to the Company with respect to, among other things, the intended plan of distribution.

Despite the large number of shares of common stock that may be issued to a selling stockholder, there are a number of provisions in the transaction documents that limit the number of shares of common stock that may be sold by a selling stockholder at any given time. The securities purchase agreement for each selling stockholder restricts that selling stockholder (except Sun Solunet, LLC who is already the majority shareholder of the Company) from exercising warrants or converting series A preferred stock issued in the 2006 private placement transaction to the extent that such exercise or conversion would result in beneficial ownership the selling stockholder and its affiliates of more than 4.9% of the then outstanding number of shares of

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

common stock of the Company on such date. The securities purchase agreement further provides that nothing in any of the transaction documents and no action taken by any of the purchasers of the securities in the 2006 private placement transaction shall be deemed to constitute the purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that such persons are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the transaction documents. In addition, under the registration rights agreement, the Company has an ongoing obligation to maintain an effective registration statement for the securities subject to registration that were sold in the 2006 private placement transaction, including (a) the common stock (for so long as it is held by such securityholder); (b) the common stock issuable upon exercise of the warrants (that expire five years from issuance); and (c) the common stock issuable upon the conversion of the series A preferred stock, which is perpetual.

Furthermore, the plan of distribution for resales of securities issued in the 2006 private placement is restricted and the Company obtained a number of representations from each selling stockholder in the transaction documents and in an investor questionnaire completed by each selling stockholder. Each of the selling stockholders has represented to the Company, among other things, that (a) they have acquired the securities to be registered for resale under the Registration Statement in the ordinary course of business and (b) at the time of purchase of the securities registered for resale under the Registration Statement, such selling stockholder did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities that were being registered. Each of the selling stockholders has further represented to the Company that they have reviewed the “PLAN OF DISTRIBUTION” in the prospectus and that the same is true, complete and accurate in every respect with respect to its plan of distribution with respect to the securities of such selling stockholder registered for resale under the Registration Statement. The “PLAN OF DISTRIBUTION” in the prospectus includes, among other things, a description of the selling efforts that may be utilized by selling stockholders, a statement regarding the use of underwriters, brokers, dealers or agents in connection with the distribution, and an undertaking to make any supplements or amendments to the prospectus as are necessary or required. In this regard, the “PLAN OF DISTRIBUTION” provides, in part, as follows:

These sales and transfers of our common stock may be effected from time to time in one or more transactions on the over-the-counter bulletin board, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means.

…No underwriter, broker, dealer or agent has been engaged by us or, to our knowledge, any of the selling stockholders, in connection with the distribution of the common stock.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

…To the extent required by the Securities Act of 1933, the number of shares of common stock to be sold or transferred, the purchase price, the name of any agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be shown in an accompanying prospectus supplement or post-effective amendment.

Furthermore, in Item 17 of the Registration Statement, the Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to, among other things, include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Finally, the “PLAN OF DISTRIBUTION” provides, and the selling stockholders have separately acknowledged to the Company in the selling stockholder questionnaires, that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, including, without limitation, Rule 10b-5 and the anti-manipulation provisions of Regulation M.

In its evaluation of this comment, the Company also considered the issues raised by the Staff in SEC Release No. 33-4936 (December 9, 1968), specifically the stop order opinion issued by the Staff in connection with the Hazel Bishop Co., Inc. registration statement (File No. 2-16761) as described in paragraph 53 of the Release.

We further note that the disclosure in the prospectus for the secondary offering is on Form S-1 and we are not aware of any additional disclosure that would be required if the offering were a primary offering.

2. As you are aware, your response to our comment letter dated August 18, 2006 relating to the Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the fiscal quarter ended March 31, 2006 is currently being reviewed by the accounting staff. Additional accounting comments, if any, will follow shortly under separate cover. These comments must be resolved prior to effectiveness of the above-cited registration statement.

Response. The Company received a letter from the Staff dated Friday, September 29, 2006, that there were no additional comments relating to the Staff’s review of the Company’s 2005 Annual Report and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

Selling Stockholders, page 70

3.  Please revise this section to include all of the selling shareholder information required by Item 507 of Regulation S-B. Provide a detailed introductory description of the transactions or category of transactions by which the selling security holders in the table acquired the securities. Include a materially complete description the 2006 private placement transaction and the material terms of the convertible Series A preferred, warrants and dividends. Alternatively, you may provide a cross-reference to a more detailed discussion of the terms of the transactions outlined elsewhere in the prospectus.

Response. The Company has considered this Comment. The Company notes that Item 507 of Regulation S-K does not by its plain language require a description of the transactions by which the selling security holders acquired securities. The Company further notes that most of the securities offered for resale were acquired in the 2006 private placement transaction and that the source of the acquisition of securities by the other selling stockholders is now described in the footnotes to the selling stockholders table and such shares were acquired as compensation in connection with the business combination of the Company with Solunet Storage Holding in 2003 described in “FINANCIAL STATEMENTS” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.” The Company further notes that the 2006 private placement transaction is described in detail in multiple locations throughout the prospectus, including the “PROSPECTUS SUMMARY—Recent Developments,” “RISK FACTORS,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” and the “FINANCIAL STATEMENTS” sections. In light of these duplicative disclosures, the Company has complied with this comment as follows:

(a)  The Company has added the following disclosure at the end of the first paragraph in the “SELLING STOCKHOLDERS” section of the prospectus:

Except as otherwise indicated in the footnotes to the selling stockholder table below, all of the shares of our common stock offered for resale below were acquired by the selling stockholders in the 2006 private placement transaction which is described more fully under “PROSPECTUS SUMMARY—Recent Developments—2006 Private Placement Transaction.” As indicated in the footnotes below, some of the selling stockholders acquired the securities as compensation in connection with the business combination of the Company with Solunet Storage Holding described in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

(b) The disclosure in the “PROSPECTUS SUMMARY—Recent Developments” section of the prospectus was revised to create two subsections including the “2006 Private Placement Transaction” and the “Annual Meeting of Shareholders.” The first subsection was expanded to provide a more detailed description of the 2006 private placement transaction.

(c) A reference to footnote (25) was added immediately following the name of each selling stockholder (other than Bathgate Capital Partners LLC) that acquired the securities offered in connection with the business combination of the Company with Solunet Storage Holding and the following new footnote was added:

(25) The listed selling stockholder was an officer or employee of Bathgate Capital Partners LLC at the time that broker dealer services were provided to the Company in connection with the business combination of the Company with Solunet Storage Holding described in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” and the securities offered by the listed selling stockholder were issued as compensation in connection with the combination.

(d) A reference to footnote (24) was added immediately following “Bathgate Capital Partners LLC” in the selling stockholder table and the following new footnote was added:

(24) The Senior Managing Partner of the listed selling stockholder is Steven Bathgate who has voting and dispositive power over the shares of common stock being offered. The securities offered by the listing selling stockholder were acquired as compensation in connection with the business combination of the Company with Solunet Storage Holding described in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

4.  For each of DICA Partners, LP, and Bathgate Capital Partners, LLC, please disclose the natural persons who exercise sole or shared voting and/or investment power over the entity.

Response. The Company has complied with this comment as follows:

(a) A reference to footnote (12a) was added immediately following “DICA Partners, LP” in the selling stockholder table and the following new footnote was added:

(12a) The general partner of the listed selling stockholder is Jack Rubinstein who has voting and dispositive power over the shares of common stock being offered.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

(b) As previously described in response to comment 3 above (subsection (d) of the response), reference to footnote (24) was added immediately following “Bathgate Capital Partners LLC” that discloses that Steven Bathgate has voting and dispositive power over the shares of common stock being offered.

5.  For each selling shareholder entity identified as a registered broker-dealer, for example, Guarantee & Trust Co. and Monarch Capital Group, please tell us and disclose whether the shares were received as compensation for investment banking services or as investment shares.

Response. The Company has complied with this comment as follows:

(a) With respect to Guarantee & Trust Co., that entity is not listed as a broker dealer (only an affiliate). Nevertheless, footnote 19 in the selling stockholder table relating thereto was revised to specify that the shares acquired by Mr. Steven M. Bathgate’s IRA were received as investment shares and not as compensation for investment banking services.

(b) With respect to Monarch Capital Group, the prospectus discloses that the shares to be offered by Monarch Capital Group were received as compensation for investment banking services in connection with the 2006 private placement transaction. Nevertheless, the corresponding footnote 22 was revised as follows:

(22) Each of Michael Potter and Anthony Marchese has voting and dispositive power over the shares of common stock being offered. The listed selling stockholder acted as placement agent for the 2006 private placement transaction and is a registered broker-dealer and the shares offered hereby were received as compensation for acting as placement agent in the 2006 private placement transaction.

6.  For each selling shareholder entity identified as an affiliate of a registered broker-dealer, for example, Frommer Investment Partnership, Carlin Multi-Manager Fund LP and Millennium Partners, LP, please disclose whether the seller purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. For broker-dealers that did not receive the shares as compensation, please identify them in the registration statement as underwriters.

Response. The Company has complied with this comment as follows:

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

(a) With respect to the first sentence of the comment, the following new sentence was added immediately preceding the last sentence in the second paragraph of the “SELLING STOCKHOLDERS” section of the prospectus:

Each selling shareholder identified below as an affiliate of a registered broker-dealer has represented to us that they purchased the securities listed below in the ordinary course of business and at the time such securities were purchased, the seller did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(b)  With respect to the second sentence of the comment, we note the disclosure in the “SELLING STOCKHOLDERS” section of the prospectus and the “PLAN OF DISTRIBUTION” that provides as follows:

The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

There are no broker-dealers offering shares pursuant to the prospectus that did not receive the shares as compensation.

7.  Please revise footnote 14 to provide a meaningful description of the material transactions and relationships between the Sun Solunet, LLC and you. Please identify more specifically the “persons affiliated with Sun Solunet” that have served, or are serving, on your board of directors. Further, revise the footnote to briefly describe in meaningful detail the “certain letter agreement” and “certain Management Services Agreement” referred to in the footnote. Alternatively, you may wish to provide a cross-reference to the “Certain Relationships and Related Transactions” section of the prospectus.

Response. The Company has considered this comment and complied as follows:

(a) With respect to the first sentence of the comment, the Company notes that the relationships between Sun Solunet, LLC and the Company are described elsewhere in the prospectus, including but not limited to the “DIRECTORS AND EXECUTIVE OFFICERS” and the “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” sections of the prospectus, and the cross references that were added to footnote 14 (that are described later in this response) make reference the prominent locations of those disclosures.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

(b) With respect to the second sentence of the comment, as a result of the business combination transaction in April of 2003 described throughout the prospectus, including in the “FINANCIAL STATEMENTS” section of the prospectus, members of the board of directors of the Company during that time have been employees or officers of Sun Solunet, LLC. The first sentence of footnote 14 was revised to provide as follows:

During the past three years, employees and officers of Sun Solunet, LLC and its affiliates have served on our board of directors. Our current directors that are employees or officers of Sun Solunet, LLC are described under “DIRECTORS AND EXECUTIVE OFFICERS.”

(c) With respect to the third and fourth sentences of the comment, the Company has complied with this portion of the comment by revising the remaining portion of the first paragraph of footnote 14 to provide as follows:

In addition, from time to time during the past three years, Sun Solunet, LLC and/or its affiliates have entered into agreements and transactions with us in connection with that certain Agreement and Plan of Merger, dated March 31, 2003, to which we and Sun Solunet, LLC are parties. Such agreements and transactions include, without limitation, transactions relating to that certain letter agreement, dated March 31, 2003, by and among us and Sun Capital Partners II, LP, and that certain Management Services Agreement dated April 4, 2003, by and among us and Sun Capital Partners Management, LLC. The material transactions and relationships between Sun Solunet, LLC and its affiliates and us are described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” and in the notes to the “FINANCIAL STATEMENTS.”

Signatures

8.  We note that Mr. Odgen has signed the registration statement in his capacity as principal financial officer. Please also identify the person signing in the capacity of principal accounting officer or controller as required by the instructions to regarding signatures to Form S-1.

Response. The Company has complied with this comment by adding to the parenthetical that Mr. Ogden is also signing the Registration Statement in his capacity as principal accounting officer, although we note that the fact that Mr. Ogden signed as both Chief Financial Officer and Principal Financial Officer implies that his duties as such include those of a principal accounting officer.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

Form 10-K for the fiscal year ended December 31, 2005

9.  We note your statement regarding changes in internal control over financial reporting that there were no changes in your “disclosure controls and procedures or in other factors during the quarter ended December 31, 2005 that have materially affected or are reasonably likely to materially affect those disclosure controls and procedures subsequent to the date of the evaluation described above.” This disclosure does not conform to the requirements of Item 308(c) of Regulation S-K. The item requires that you discuss changes to your internal control over financial reporting, not your “disclosure controls and procedures,” that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. The item does not refer to the effects of any such changes “subsequent to the date of the evaluation.” We note that similar disclosure is provided in your subsequent Forms 10-Q. Please provide us with a representation as to the changes in your internal control over financial reporting for the Form 10-K and subsequent quarterly reports that conforms to the language used in Item 308(c). Also, confirm that you will conform your disclosure in future filings.

Response. With respect to the first portion of the comment, the Company has represented as follows with respect to the changes in the Company’s internal control over financial reporting for the fiscal year ended December 31, 2005, the fiscal quarter ended March 31, 2006:

(a) There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(b) There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

With respect to the first portion of the comment as it relates to changes in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2006, see the response to comment 10 below.

With respect to the second portion of the comment, the Company undertakes to conform its disclosure regarding internal control over financial reporting in future filings with the SEC.

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

Form 10-Q for the fiscal quarter ended June 30, 2006

10.  We note your disclosure in the Form 10-Q/A for the fiscal quarter ended March 31, 2006 filed simultaneously with the above-cited Form 10-Q indicating that that the company determined on June 20, 2006 to restate its financial statements and that management determined that the control deficiency represented a material weakness. We further note the revised conclusion of management indicating that your disclosure controls and procedures were not effective. In light of the remedial measures taken in the second quarter to address the material weakness, it appears that you did undertake changes that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting for the relevant period. To the extent this is true, you should amend the June 30, 2006 Form 10-Q to provide a discussion of the changes you undertook during that quarter and any contextual background necessary to make the disclosure meaningful.

Response. The Company has complied with this comment by amending Item 4 of Part I of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 as follows:

(a) A new subsection heading “Disclosure Controls and Procedures” was added preceding the existing disclosure.

(b) A new subsection heading “Internal Control Over Financial Reporting” was added after the existing disclosure and the following additional disclosure was included:

Internal Control Over Financial Reporting. Except as described below with respect to the Company’s accounting for convertible preferred stock and derivative financial instruments, there was no change in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended June 30, 3006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As previously disclosed in the Company’s Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2006, the Company restated its consolidated financial statements as of and for the three months ended March 31, 2006 related to the Company’s accounting for the March Closing of its Private Placement. The adjustments involved the valuation and classification of amounts assigned to the Company’s Series A Preferred Stock, Warrants and the deemed dividend related to the beneficial conversion feature of the Series A Preferred Stock issued in the March Closing of the Private Placement.

The Company reviewed its original accounting for the Series A Preferred Stock and Warrants issued in the March Closing of the Private Placement. Management reviewed the Company’s accounting for convertible preferred stock and potential derivative financial instruments and,

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

because of the complexity of the accounting issues involved, consulted with outside resources. Upon completion of such evaluation and review, management determined that the Series A Preferred Stock should be classified as temporary equity and that the Warrants should be accounted for as a derivative financial instrument and classified as a liability. Further, management concluded that the contractual term instead of the expected term of the Warrants should be used in the Black-Scholes estimated fair value calculation for the Warrants. The resultant change in the estimated fair value of the Warrants and their classification as a liability also changed the value ascribed to the Series A Preferred Stock and the amount of the deemed dividend related to the beneficial conversion feature of the Series A Preferred Stock.

As a result, on June 20, 2006, the Company’s Audit Committee in consultation with management concluded that it was appropriate to restate the Company’s financial statements to reflect this revised accounting and financial reporting. Management evaluated the impact of this restatement on the Company’s assessment of internal control over financial reporting and concluded that the control deficiency related to the accounting for, and reporting of, convertible preferred stock transactions and derivative financial instruments represented a material weakness as of March 31, 2006. No other material weaknesses were identified as a result of management’s assessment.

A material weakness in internal control (within the meaning of the Public Company Accounting Oversight Board’s (“PCAOB”) Auditing Standard 2) is a deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. PCAOB Auditing Standard 2 also identifies a number of circumstances that, because of their likely significant negative impact on internal control over financial reporting, are to be regarded as at least significant deficiencies, as well as indicators of a material weakness, including the restatement of previously issued financial statements to reflect the correction of a misstatement.

To remediate the aforementioned deficiency, and to strengthen internal control over financial reporting for convertible preferred stock transactions and derivative financial instruments, in the second quarter of 2006, the Company implemented additional review procedures over the evaluation and application of relevant accounting pronouncements, rules, regulations and interpretations at the time these transactions, or other complex transactions, are contemplated and consummated. These additional procedures include consultation with outside resources as may be deemed appropriate.

* * * * * * *

KUTAK ROCK LLP

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
October 6, 2006

These filings are being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein

Enclosures